UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER 001-32434

CUSIP NUMBER 58734P105

FORM 12b-25
NOTIFICATION OF LATE FILING
☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form N-SAR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

Part I—Registrant Information

Full name of Registrant: Mercantile Bancorp, Inc.
Former Name if Applicable: n/a
200 North 33rd Street
Address of Principal Executive Office (Street and Number)
Quincy, Illinois 62301
City, State and Zip Code

Part I—Registrant Information
Part II—Rules 12b-25(b) and (c)
Part III—Narrative
Part IV—Other Information

Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
The registrant hereby represents that: ☑
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and
     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.
Mercantile Bancorp, Inc. (the “Company”) could not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within the prescribed time period without unreasonable effort or expense due to unanticipated delays in securing a waiver from the Company’s primary lender of noncompliance with certain loan covenants, and development by the Company of a capital raising and debt restructuring plan. The Company plans to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within fifteen calendar days or less.

Part IV—Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Ted T. Awerkamp	217	223-7300
(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes      ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes      ☐ No
     Registrant anticipates the consolidated statements of operations included in its Annual Report will report a net loss of $8.8 million or $(1.01) per share for the year ended December 31, 2008, compared with net income of $10.0 million or $1.15 per share in 2007 (adjusted for a 3-for-2 split in December 2007). Total assets at December 31, 2008 were a record $1.8 billion compared with $1.6 billion the prior year. Loans grew from $1.2 billion a year ago to $1.3 billion as of December 31, 2008, while deposits were $1.5 billion at year-end 2008 compared with $1.3 billion at year-end 2007. Registrant also anticipates the consolidated statements to show net interest income in 2008 totaled $43.3 million compared with $42.5 million the prior year, that provision for loan losses increased substantially to $23.8 million in 2008, compared to $3.0 million in 2007.
     Registrant anticipates the consolidated statements will show that total noninterest income for 2008 was $14.0 million compared with $13.9 million the prior year. The consolidated statements will show total noninterest expense for 2008 was $54.2 million compared with $39.4 million in 2007. In 2008, the Registrant anticipates recording $1.1 million in losses on foreclosed real estate, either through sales or valuation write-downs, compared to $86 thousand in 2007. Additionally, the Registrant recognized other-than-temporary impairment losses of $5.3 million due to mark-to-market valuations of several of its equity investments in other financial institutions. There were no such impairment losses in 2007.
     In fourth quarter 2008, the Registrant anticipates reporting a net loss of $6.7 million or $(0.77) per share, compared with net income of $2.5 million or $0.29 per share in fourth quarter 2007 (adjusted for the split). Net interest income in fourth quarter 2008 was $10.6 million compared with $11.1 million in fourth quarter 2007. Provision for loan losses in the fourth quarter of 2008 was $12.8 million compared with $1.1 million in the same period a year ago.

*           *            *
Mercantile Bancorp, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2009	By:	/s/ Ted T. Awerkamp
		Name:	Ted T. Awerkamp
		Title:	President & CEO